SCHEDULE 13E-3
                                 EXHIBIT (D)(4)

                                MEMBERS AGREEMENT

This Agreement is made this 20th day of March 2000 (the "Effective Date") between George G. Hays ("Hays") and The Hays Family Revocable Lifetime A B Trust dated October 14, 1998 ("Trust").

WHEREAS, Hays and Trust, who are owners of outstanding units ("Units") of AZI LLC, an Arizona limited liability company (the "Company"), believe it is in their respective mutual best interests to provide for the restrictions on the transfer of their Units as set forth herein as are necessary to ensure the harmonious and successful management and control of the Company.

NOW THEREFORE, in consideration of the mutual promises and undertakings of the parties hereto, and intending to be legally bound, the parties agree as follows:

1. RESTRICTION ON TRANSFER OF THE TRUST'S UNITS. During the term of this Agreement, Trust shall not transfer, alienate, sell, assign, pledge, encumber, exchange or otherwise dispose of all, or any portion of, or any rights or rights in any of his Units, or contract to do any of such things (each a "Prohibited Transfer") except as permitted under the terms of this Agreement. Trust hereby acknowledges the reasonableness of this prohibition in view of the purposes of the Company and the relationship of the parties hereto. Any attempted Prohibited Transfer in violation of this Section 1 shall be deemed invalid, null and void, and of no force or effect. Any person to whom Units are attempted to be transferred in violation of this Section 1 shall not be entitled to vote on matters coming before members of the Company, participate in the management of the Company, receive distributions from the Company, or have any rights in or with respect to such Units.

2. BUY OUT OF THE TRUST.

(a) Hays may at any time after five years from the Effective Date, or within thirty days of the death of both G. James Hays and Doris Helen Hays (husband and wife), elect in a written notice to Trust or his representative, if any, to purchase for cash all of the Units then held by Trust at a price equal to the greater of Trust's then existing capital account in the Company (as defined in the Company's Operating Agreement of even date herewith) or the Agreed Value of such Units. For purposes of this Section 2, "Agreed Value" means the product of
(i)a fraction, the numerator of which is the number of Units to be purchased under this Section 2 and the denominator of which is the total number of Units of the Company then outstanding multiplied by (ii) the product of (A) five times the EBITDA of the Company, (defined as operating income (loss) before depreciation and amortization expense and excluding charges for interest expense and interest income and before provision for income taxes), computed in accordance with generally accepted accounting principles, for the full taxable year immediately preceding the year in which the event giving rise to the purchase of the Units under this Section 2 occurred less (B) the then existing principal amount of interest bearing indebtedness of the Company plus (C) the

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book value of the assets of the Company not used in the ordinary course of its business determined in accordance with GAAP.

(b) The closing date of a purchase of Units by Hays under this Section2 shall occur within not less than thirty days following the date of Hays's notification to Trust of his election to purchase the Units permitted under this Section2.

(c) In the event that during the one year following the closing date of Units by Hays under this Section 2 Hays sells all, or any portion, of such Units to a third party at a per Unit price that is greater than the per Unit price paid to Trust or his representative, if any, by Hays under Section 2(a), then Hays shall be required to immediately pay to Trust or his representative, if any, upon the completion of such resale an amount equal to the product of (i) such per Unit price difference multiplied by (ii) the total number of such Units resold by Hays.

3. TRUST'S RIGHT OF CO-SALE.

(a) If Hays proposes to sell or transfer any Units held by Hays before Hays has acquired all of the Units held by Trust in accordance with Section 2, then Hays shall promptly give written notice (the "Proposed Sale Notice") to Trust at least 15 days prior to the closing of such sale or transfer. The Proposed Sale Notice shall describe in reasonable detail the proposed sale or transfer including, without limitation, the number of Units to be sold or transferred, the nature of such sale or transfer, the consideration to be paid, and the name and address of each prospective purchaser or transferee.

(b) Trust shall have the right, exercisable upon written notice to Hays (the "Participation Notice") within ten days after the Proposed Sale Notice to participate in such sale of Units on the same terms and conditions; provided, however, the number of Units that Trust may sell hereunder shall not exceed an amount equal to the product of (i) the total number of Units then held by Trust multiplied by (ii) a fraction, the numerator of which is the number of Units reflected in the Proposed Sale Notice and the denominator of which is the total number of Units held by Hays immediately before the giving of the Proposed Sale Notice. The Participation Notice shall indicate the number of Units that Trust wishes to sell under his right to participate.

(c) If Trust elects to participate in the sale pursuant to this Section3, Trust shall effect his participation in the sale by promptly delivering to Hays for transfer to the prospective purchaser one or more certificates, properly endorsed for transfer, which represent the number of Units which Trust elects to sell.

(d) The Unit certificate or certificates that Trust delivers to Hays pursuant to
Section 3(c) shall be transferred to the prospective purchaser in consummation of the sale of the Units pursuant to the terms and conditions specified in the Proposed Sale Notice, and Hays shall concurrently therewith remit to Trust that portion of the sale proceeds to which Trust is entitled by reason of its participation in such sale.

(e) In the event that the prospective purchaser(s) purchase(s) fewer Units than set forth in the Proposed Sale Notice, the Units sold by Hays and Trust shall be reduced pro rata based on the number of Units they would have been entitled to

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sell had the purchaser(s) purchased all the Units set forth in the Proposed Sale
Notice.

(f) If Trust elects not to participate in the sale of the Units subject to the Proposed Sale Notice, Hays may, not later than sixty days following delivery to Trust of the Proposed Sale Notice, enter into an agreement providing for the closing of the transfer of the Units covered by the Proposed Sale Notice within thirty days of such agreement on terms and conditions not more materially favorable to Hays than those described in the Proposed Sale Notice.

(g) Notwithstanding the foregoing, the co-sale rights of Trust set forth in this Section3 shall not apply to (i) any transfer of Units held by Hays to Harold D. Schwartz ("Schwartz") upon Hays's death in accordance with that certain Members Agreement between Hays and Schwartz of even date herewith and (ii) any pledge of Units made by Hays pursuant to a bona fide loan transaction with a financial institution that creates a mere security interest or to the foreclosure of such pledge; provided that in the event of any transfer made pursuant to one of the foregoing exemptions: (A) Hays shall inform Trust of such pledge or transfer prior to effecting it and (B)the pledgee or transferee shall furnish Trust with a written agreement to be bound by and comply with all of the provisions of Section3.

4. TERM. This Agreement shall terminate upon the occurrence of any of the following events: (i) cessation of the Company's business, (ii) the bankruptcy, receivership or dissolution of the Company, (iii) upon Trust's death and Hays's failure to elect to purchase Units held by Trust in accordance with Section 2 or
(iv) the elapse of ten years following the date of this Agreement.

5. GENERAL PROVISIONS.

(a) All notices under the provisions of this Agreement shall be given by certified mail, return receipt requested, or registered mail and shall be deemed received when mailed to the addresses of Hays or Trust as listed on the records of the Company.

(b) This Agreement shall be governed by the laws of the State of Arizona in all respects.

(c) This Agreement may be executed simultaneously and by facsimile signature in counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument.

(d) No provision of this Agreement shall be altered, amended or revoked except by an instrument in writing signed by the parties hereto.

(e) This Agreement shall extend to and be binding upon the successors, assigns and legal representatives of the parties hereto.

(f) In the event that any provision of this Agreement is determined by any court of competent jurisdiction to be illegal or unenforceable, such illegal or unenforceable provision shall be severed, and the remainder of this Agreement shall continue in full force and effect.

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(g) This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any covenants and agreements except as specifically set forth herein.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the day and year first above written.


HAYS                                                          TRUST

/s/ George G. Hays                      /s/ G. James Hays

George G. Hays                          G. James Hays
March 20, 2000                          March 20, 2000

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